TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

POSITIVE RESULTS FROM PHASE I DRILLING AND START OF PHASE II DRILLING AT

 MIRANDA’S RED CANYON PROJECT

Vancouver, BC, Canada – October 12, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), reports completion and receipt of all gold analyses from its Phase I drilling in the Ice target area and commencement of its Phase II drilling. The highest-grade interval from the Phase I drilling is 5 ft (1.5 m) of 0.286 oz Au/ton (9.81g Au/t) which occurs within the 20 ft (6.1 m) interval in hole MR11-01.

Phase I drilling completed eight reverse-circulation holes totaling 5,265 ft (1,605 m) in a zone about 1,230 ft long by 160 to 330 ft wide (375 m long by 50 to 100 m wide) along the corridor. Holes ranged in depth from 265 to 1,020 ft (80.8 to 310.9 m).  Significant drill intercepts (defined as mineralization grading 0.010 oz Au/t (0.342 g Au/t) or better over 5 ft (1.5 m) or longer) are presented in the table below.

PHASE I
Drill Hole	Intercept-ft	Length-ft	oz Au/t	Length-m	g Au/t
MR11-01	110 - 130	20	0.205	6.1	7.025
MR11-03	245 - 275	30	0.115	9.1	3.927
MR11-07	245 - 265	20	0.010	6.1	0.354

Holes MR11-02 and MR11-08 intersected anomalous mineralization ranging from 0.007 to 0.009 oz Au/t (0.227 to 0.309 g Au/t) and holes MR11-04, -05, and -06 did not intersect any significant gold mineralization.  MR11-06 was lost due to caving and did not test the complete carbonate sequence.  True thicknesses of the mineralized intervals are not known.

The target for Montezuma's August 2011 Phase I drilling was the interior portion of a southeast-trending structural corridor 1,660 ft (506 m) long that had not previously been drill tested. Ends of the corridor are defined by previously drilled holes MR09-05C and MR10-01 (see map).

Ice Zone Targets

MR09-02
RED96-11
M-9
MR09-03
KR-001
MR09-05C
MR09-06C
ROM07-01
MR11-01
MR09-04C
MR09-01
RED96-06
MR11-03
MR09-02
MR11-05
3000 ft strike potential
MR11-02
MR11-04
MR11-08
MR11-06
MR10-01
MR11-07
MR10-03
MR10-04
MR10-02
MR10-07
MR10-08
MR10-06
MR10-05

- pre-2011 Montezuma Drill Hole
- Drill Hole with Significant Mineralization
- Aug. 2011 Montezuma Drill Hole

DRILL HOLE INTERCEPTS

ROM07-01	85 ft of 0.046 oz/t Au from 15-100 ft
KR-001	95 ft of 0.177 oz/t Au from 20-115 ft
M-9	60 ft of 0.033 oz/t Au from 200-260 ft
	40 ft of 0.050 oz/t Au from 320-360 ft
RED96-11	50 ft of 0.030 oz/t Au from 380-430 ft
RED96-06	50 ft of 0.014 oz/t Au from 150-200 ft
MR09-05C	119 ft of 0.152 oz/t Au from 0-130 ft
	*11 ft of no core recovery
MR09-06C	60 ft of 0.100 oz/t Au from 0-60 ft
MR10-01	20 ft of 0.086 oz/t Au from 775-795 ft
	and 20 ft of 0.050 from 965-985 ft
MR11-01	20 ft of 0.205 oz/t Au from 110-130 ft
MR11-03	30 ft of 0.115 oz/t Au from 245-275 ft
MR11-07	20 ft of 0.010 oz/t Au from 245-265 ft

0 50 100 200 300 Meters

Feet 0 250 500 750 1,000

MIRANDA GOLD CORP.

Drill Hole	Intercept-ft	Length-ft	oz Au/t	Length-m	g Au/t
MR09-05C	0 - 130	119 (11 ft no sample)	0.152	36.3	5.25
includes	56 - 95	39	0.281	11.9	9.64
MR10-01	775 - 795	20	0.050	6.1	1.714
	965 - 985	20	0.086	6.1	2.949

Montezuma's Phase II reverse-circulation campaign, which began last week, will drill approximately 5,000 ft (1,500 m) in five holes. The drill effort will be divided between further defining the higher-grade mineralization in the Ice target area and starting drill tests in the Juniper Gulch target area about 6,500 ft (2,000 m) to the southeast.

Montezuma is conducting its drilling under the Red Canyon Plan of Operations (“PoO”) that was approved by the Bureau of Land Management in July 2011. The PoO permits up to 125 acres (50 hectares) of total disturbance.

All drill samples were collected with a reverse-circulation drill using 5 ft (1.5 m) sample intervals.  Samples were assayed by ALS Minerals of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30-gram sample pulp with an atomic absorption finish.  Montezuma QC/QA includes the insertion of standards and blanks on a regular basis, check assays on select samples, and the collection of duplicate samples.

Project Details

The Red Canyon project in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting Barrick’s Cortez Hills gold deposit and their newly announced Red Hill and Goldrush discoveries.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.